

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2019

John Kollins
President and Chief Executive Officer
Satsuma Pharmaceuticals, Inc.
400 Oyster Point Boulevard, Suite 221
South San Francisco, CA 94080

**Re: Satsuma Pharmaceuticals, Inc.**
**Form S-1**
**Exhibit Nos. 10.2(a) – (d)**
**Filed August 16, 2019**
**File No. 333-233347**

Dear Mr. Kollins:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance